UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F  ☐

Proposed Declaration of Special Dividend

On March 21, 2024, the board of directors of Lufax Holding Ltd (the “Company”) resolved to recommend the declaration and distribution of the special dividend out of the share premium account under the reserves of the Company in the amount of US$1.21 per ordinary share or US$2.42 per ADS of the Company (the “Special Dividend”). The Special Dividend will be payable in cash, with eligible holders of ordinary shares given an option to elect to receive the Special Dividend wholly in the form of new ordinary shares and eligible holders of ADSs given an option to elect to receive the Special Dividend wholly in the form of new ADSs (except for Hong Kong Securities Clearing Company Nominees Limited, the depositary bank for the ADS program and other intermediaries such as brokers that are aggregating the elections of more than one holder, which may elect to receive their entitlement partly in cash and partly in the form of new ordinary shares or ADSs). Holders of ADSs who wish to elect to receive the Special Dividend in the form of new ADSs must act through the depositary. Eligible holder(s) of ordinary shares or holder(s) of ADSs who do not return the election form will receive the Special Dividend in cash.

Subject to the approval of the shareholders at the forthcoming annual general meeting to be held on Thursday, May 30, 2024 (the “AGM”) and compliance with the Companies Act of the Cayman Islands, a circular containing details of the distribution of the Special Dividend (including scrip dividend arrangements) together with the relevant election form will be despatched to the holders of ordinary shares as and when appropriate. The scrip dividend under the Special Dividend is subject to (i) the Hong Kong Stock Exchange granting the listing of and permission to deal in the new ordinary shares to be issued pursuant thereto; and (ii) the authorization from the New York Stock Exchange with respect to listing of new ADSs to be issued pursuant thereto.

Subject to the approval of the shareholders at the AGM and compliance with the Companies Act of the Cayman Islands, the Company expects the cheque for the Special Dividend and share certificates to be sent to the holders of ordinary shares no later than Thursday, August 15, 2024 (Hong Kong time). The depositary bank for the ADS program, Citibank, N.A., expects to distribute the Special Dividend in the form of cash or new ADSs to the holders of ADSs no later than Thursday, August 22, 2024 (New York time). Dividend to be distributed to the holders of ADSs through the depositary will be subject to the terms of the deposit agreement, including the applicable fees of the depositary.

If the Special Dividend is approved at the AGM, a shareholder could become obligated to make a mandatory general offer pursuant to Rule 26 of the Hong Kong Code on Takeovers and Mergers if (i) the shareholder (together with parties acting in concert with it) increases its shareholding in the Company to 30% or more of the enlarged issued share capital of the Company, or (ii) depending on its overall shareholding percentage in the Company, the shareholder (together with parties acting in concert with it) increases its shareholding in the Company by more than 2% of the enlarged issued share capital of the Company.

As of the date of this filing, based on the information available to the Company, two wholly-owned subsidiaries of Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) together owned 474,905,000 ordinary shares of the Company, representing approximately 41.43% of the total issued and outstanding shares of the Company, and Tun Kung Company Limited (“Tun Kung”) beneficially owned 308,198,174 ordinary shares of the Company, representing approximately 26.89% of the total issued and outstanding shares of the Company. There are various ways that a mandatory general offer could be triggered, including if the two subsidiaries of Ping An elected for the scrip dividend and no other holders of ordinary shares and holders of ADSs did, or if Tun Kung elected for the scrip dividend and no other holders did. If none or all of the holders of ordinary shares and holders of ADSs elected for the scrip dividend, no holder’s shareholding percentage would change and no mandatory general offer would be triggered.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ David Siu Kam Choy
	Name:	David Siu Kam Choy
	Title:	Chief Financial Officer

Date: March 21, 2024

Exhibit Index

Exhibit 99.1—Announcement with The Stock Exchange of Hong Kong Limited—Proposed Declaration of Special Dividend and Announcement Pursuant to Rule 3.7 of the Takeovers Code